Exhibit 99.22

BSR REAL ESTATE INVESTMENT TRUST
(the “REIT”)

Annual General Meeting of Unitholders
Held on May 8, 2025

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

The following matters were voted on at the annual general meeting of unitholders of the REIT held on May 8, 2025 (the “Meeting”). Full details of the matters are set out in the REIT’s management information circular dated March 5, 2025 (the “Circular”), which is available on SEDAR+ at www.sedarplus.com.

1. Election of Trustees

Each of the seven nominees listed in the Circular was elected to serve as a trustee of the REIT until the close of the next annual meeting of unitholders of the REIT or until his or her successor is elected, with the outcome of the vote being as follows:1

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
William A. Halter	16,790,668	96.634%	584,919	3.366%
Bryan H. Held	13,000,279	74.819%	4,375,308	25.181%
W. Daniel Hughes, Jr.	17,141,091	98.650%	234,497	1.350%
S. Jane Marshall	16,793,790	96.652%	581,798	3.348%
Teresa Neto	16,314,369	93.892%	1,061,220	6.108%
Daniel M. Oberste	17,347,368	99.838%	28,221	0.162%
Graham D. Senst	16,664,568	95.908%	711,020	4.092%

1 All matters were voted on by proxy or at the Meeting, without a ballot. The items in the chart reflect the proxy tabulation results.

2. Appointment of Auditors

KPMG LLP was appointed as auditor of the REIT, to hold office until the next annual meeting of unitholders of the REIT or until a successor is appointed, and the board of trustees of the REIT was authorized to fix the auditor’s remuneration, with the outcome of the vote being as follows:1

Votes For	% Votes For	Votes Withheld	% Votes Withheld
19,955,444	98.918%	218,324	1.082%

Dated this 8th day of May, 2025.

BSR REAL ESTATE INVESTMENT TRUST

By:	“Thomas Cirbus”
Name: Thomas Cirbus
Title: Chief Financial Officer

1 All matters were voted on by proxy or at the Meeting, without a ballot. The items in the chart reflect the proxy tabulation results.